EXHIBIT 21.1

PUMATECH, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State or Other Jurisdiction of Incorporation
PUMATECH International	California, USA
Puma Technology K.K.	Japan
ProxiNet, Inc.	Delaware, USA
NetMind Technologies, Inc.	California, USA

All subsidiaries of the registrant are wholly-owned.